1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2017

Taiwan Semiconductor Manufacturing Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,

Hsinchu Science Park,

Taiwan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F   ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:             .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: January 12, 2017	By	/s/ Lora Ho
Lora Ho
Senior Vice President & Chief Financial Officer

2016 Fourth Quarter Earnings Conference

Jan 12, 2017

© 2017 TSMC, Ltd

Agenda

Welcome 4Q16 Financial Results and 1Q17 Outlook Key Messages

Q&A

Elizabeth Sun Lora Ho Morris Chang

© 2017 TSMC, Ltd

Safe Harbor Notice

TSMC’s statements of its current expectations are forward-looking statements subject to significant risks and uncertainties and actual results may differ materially from those contained in the forward-looking statements.

Information as to those factors that could cause actual results to vary can be found in TSMC’s Annual Report on Form 20-F filed with the United States Securities and Exchange Commission (the “SEC”) on April 11, 2016 and such other documents as TSMC may file with, or submit to, the SEC from time to time. Except as required by law, we undertake no obligation to update any forward-looking statement, whether as a result of new information, future events, or otherwise.

© 2017 TSMC, Ltd

Statements of Comprehensive Income TSMC

Selected Items from Statements of Comprehensive Income

4Q16 4Q16 4Q16

4Q16 3Q16 4Q15 over over

Guidance

(In NT$ billions) 3Q16 4Q15

Net Revenue 262.23 255-258 260.41 203.52 +0.7% +28.8%

Gross Margin 52.3% 50.5%—52.5% 50.7% 48.6% +1.6 ppts +3.7 ppts

Operating Expenses(27.18)(25.84)(21.22) +5.2% +28.1%

Operating Margin 41.9% 40%—42% 40.8% 38.3% +1.1 ppts +3.6 ppts

Non-Operating Items 2.14 1.99 2.68 +7.7% -20.1%

Net Income to Shareholders of the Parent Company 100.20 96.76 72.84 +3.6% +37.6%

Net Profit Margin 38.2% 37.2% 35.8% +1.0 ppt +2.4 ppts

EPS (NT Dollar) 3.86 3.73 2.81 +3.6% +37.6%

ROE 30.0% 31.2% 24.6% -1.2 ppts +5.4 ppts

Shipment (Kpcs, 12”-equiv. Wafer) 2,614 2,638 2,020 -0.9% +29.4%

Average Exchange Rate—USD/NTD 31.77 31.50 31.77 32.63 +0.0% -2.6%

Diluted weighted average outstanding shares were 25,930mn units in 4Q16.

ROE figures are annualized based on average equity attributable to shareholders of the parent company.

© 2017 TSMC, Ltd

4Q16 Revenue by Application

Consumer 6%

Computer 8%

Industrial/Standard 20%

Communication 66%

Communication

Computer

Consumer

Industrial/Standard

0 Revenue (NT$B) 200

3Q16 QoQ

4Q16 +11%

0 Revenue (NT$B) 200

3Q16 QoQ

4Q16 + 7%

0 Revenue (NT$B) 200

3Q16 QoQ

4Q16 -43%

0 Revenue (NT$B) 200

3Q16 QoQ

4Q16 -6%

Open Innovation Platform®

TSMC Property

© 2017 TSMC, Ltd

© 2017 TSMC, Ltd

2016 Revenue by Application

Growth rate by application (YoY)

Consumer 9%

Industrial/Standard 21%

Computer 8%

Communication 62%

Communication +16%

Computer +15%

Consumer +32%

Industrial/Standard +1%

Open Innovation Platform®

TSMC Property

©2017 TSMC, Ltd

4Q16 Revenue by Technology

TSMC Property


0.15/0.18um
10%
0.11/0.13um
2%
0.25um and above
3%
90nm
5%
65nm
11%
16/20nm
33%
40/45nm
12%
28nm
24%


28nm and below revenue
150
100
50
0
Revenue (NT$B)
3Q14 4Q14 1Q15 2Q15 3Q15 4Q15 1Q16 2Q16 3Q16 4Q16
28nm
16/20nm

© 2017 TSMC, Ltd

Open Innovation Platform®

Revenue by Technology

TSMC Property


2016
0.15/0.18um
10%
0.11/0.13um
2%
0.25um and above
4%
90nm
5%
65nm
11%
16/20nm
28%
40/45nm
14%
28nm
26%


2015
0.15/0.18um
12%
0.11/0.13um
2%
0.25um and above
5%
90nm
7%
65nm
12%
16/20nm
20%
40/45nm
14%
28nm
28%

Open Innovation Platform®
© 2017 TSMC, Ltd

Balance Sheets & Key Indices TSMC

Selected Items from Balance Sheets 4Q16 3Q16 4Q15

(In NT$ billions) Amount % Amount % Amount %

Cash & Marketable Securities 632.11 33.5% 516.95 30.1% 586.16 35.4% Accounts Receivable 129.31 6.8% 129.29 7.5% 85.57 5.2% Inventories 48.68 2.6% 53.88 3.1% 67.05 4.0% Long-term Investments 46.15 2.5% 49.91 2.9% 34.99 2.1% Net PP&E 997.78 52.9% 934.93 54.4% 853.47 51.5%

Total Assets 1,886.46 100.0% 1,718.69 100.0% 1,657.52 100.0%

Current Liabilities 318.24 16.9% 257.56 15.0% 212.23 12.8% Long-term Interest-bearing Debts 153.12 8.1% 152.16 8.9% 192.00 11.6%

Total Liabilities 496.41 26.3% 434.80 25.3% 434.89 26.2% Total Shareholders’ Equity 1,390.05 73.7% 1,283.89 74.7% 1,222.63 73.8%

Key Indices

A/R Turnover Days 45 42 41 Inventory Turnover Days 41 44 62 Current Ratio (x) 2.6 2.8 3.5 Asset Productivity (x) 1.1 1.2 1.0

* Total outstanding shares were 25,930mn units at 12/31/16.

** Asset productivity = Annualized net revenue / Average net PP&E

© 2017 TSMC, Ltd

Cash Flows TSMC

(In NT$ billions) 4Q16 3Q16 4Q15

Beginning Balance 463.97 622.36 515.73

Cash from operating activities 185.22 126.41 144.67 Capital expenditures (112.54) (103.78) (84.52) Cash dividends 0.00 (155.58) 0.00 Short-term loans 19.13 0.00 5.77 Investments and others (14.53) (25.44) (18.96)

Ending Balance 541.25 463.97 562.69

(1)

Free Cash Flow 72.68 22.63 60.15

(1) Free cash flow = Cash from operating activities – Capital expenditures

© 2017 TSMC, Ltd

2016 Financial Highlights

2016 2015 YoY

(In NT$ billions unless otherwise noted)

Net Revenue 947.94 843.50 +12.4% Gross Margin 50.1% 48.7% +1.4 ppts Operating Margin 39.9% 37.9% +2.0 ppts Income before Income Tax 385.96 350.43 +10.1% EPS—Diluted (NT$) 12.89 11.82 +9.0%

Operating Cash Flow 539.84 529.89 +1.9% Capital Expenditures 328.05 257.52 +27.4% Free Cash Flow (FCF) 211.79 272.37 -22.2% Cash Dividends 155.58 116.68 +33.3%

Cash & Marketable Securities 632.11 586.16 +7.8%

ROE 25.6% 27.0% -1.4 ppts

© 2017 TSMC, Ltd

1Q17 Guidance TSMC Property

Based on our current business outlook and exchange rate assumption, management expects:

Revenue to be between NT$ 236 billion and NT$ 239 billion, at a forecast exchange rate of 32.0 NT dollars to 1 US dollar

Gross profit margin to be between 51.5% and 53.5%

Operating profit margin to be between 40.5% and 42.5%

© 2017 TSMC, Ltd

Recap of Recent Major Events

TSMC

TSMC Museum of Innovation Officially Opened to the Public ( 2016/12/05 )

TSMC’s Board Approved the Following Personnel Appointments ( 2016/11/08 ) :

Vice President of Operations Organization Mr. YP Chin as Senior Vice President of TSMC

Vice President of R&D Organization Dr. YJ Mii as Senior Vice President of TSMC

Senior Director of R&D Organization’s Integrated Interconnect & Packaging Dr. CH Yu as Vice President of TSMC

Senior Director of R&D Organization’s More-than-Moore Technologies and TSMC Fellow Dr. Alexander Kalnitsky as Vice President of TSMC

Dr. Kevin Zhang as Vice President of Design and Technology Platform

Please visit TSMC’s website (http://www.tsmc.com) and Market Observation Post System (http://mops.twse.com.tw) for details and other announcements

© 2017 TSMC, Ltd

http://www.tsmc.com invest@tsmc.com

© 2017 TSMC, Ltd